

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 28, 2010

Ms. Mira Rosenzweig
Chief Financial Officer
Camtek Ltd.
P.O.Box 544, Ramat Gabriel Industrial Park
Migdal Ha'Emek 23150, Israel

> **Re: Camtek Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed June 7, 2010**
> **File No. 000-30664**

Dear Ms. Rosenzweig:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2009

Results of Operations, page 39

Revenues, page 39

1.   In future filings please more fully describe the material factors contributing to
     significant changes in revenues each period. In that regard:
     •   Please clarify the impact of the injunction associated with your Falcon
         systems in the United States as referred to in Item 3 - Key Information; and
     •   Describe and quantify the impact on sales of the acquisitions of Printar and
         SELA as referred to on pages F-18 and F-19.

     In general, the discussion of revenues should describe the underlying business
     reasons for factors cited as responsible for material changes in revenues, such as
     changes arising from varying demand, changing prices, new products, new
     markets and other significant matters. Please refer to Item 303(a)(3) of
     Regulation S-K and Securities Act Release 33-8350, Interpretation: Commission
     Guidance Regarding Management's Discussion and Analysis of Financial
     Condition and Results of Operations.

Gross Profit, page 39

2.   We see gross profit has declined each year from 52% in 2006 to 33% in 2009. In
     future filings please describe the underlying business reasons for the decline in
     gross profit as a percentage of revenue. In general the discussion of results of
     operations should not only identify and quantify factors responsible for material
     changes in financial statement items, but also describe the underlying business
     reasons for the factors cited.

Selling, General and Administrative expenses, page 39

3.   We see you have a liability for employee severance benefits of $8.8 million as of
     December 31, 2009 which did not exist as of December 31, 2008. Please tell us
     the impact of employee severance on operating expenses. In future filings please
     describe the underlying business reasons for the decrease in headcount and
     quantify the number of positions eliminated. Also, clarify the expected impact on
     your business.

4. As a related matter, we see on page 55 your disclosure that you did not record material costs relating to termination benefits to employees who ceased their employment due to the workforce reductions. Please reconcile this statement to the $8.8 million of employee severance benefits accrued as of December 31, 2009.

Liquidity and Capital Resources, page 40

5. We refer to you convertible loan from FIMI. We see in Note 12 to your financial statements that you were not in compliance with certain covenants as of December 31, 2009. In future filings please indicate the impact of covenant noncompliance on capital resources.

Item 15T. Controls and Procedures, page 77

6. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:
    a) Please tell us how you evaluate and assess internal control over financial reporting:
       • In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.
       • Please describe how your internal audit function impacted your evaluation of your internal control over financial reporting.
    b) Please tell us how you maintain your books and records and prepare your financial statements:
       • If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.
       • If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.
    c) Please tell us the background of the people involved in your financial reporting. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over

financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

d) If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

e) If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

f) Please tell us if you have an audit committee financial expert:

- Since you do not identify an audit committee financial expert in your filings, please describe the extent of the audit committee's U.S. GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

Report of Independent Registered Public Accounting Firm, page F-2

7.   We refer to the Form 6-K filed on March 19, 2009 regarding your annual meeting
        of shareholders. We see your reference to the reappointment and ratification for
        fiscal 2009 and 2008, respectively, of three audit firms: Baker Tilly; Horowitz
        Idan Goldstein Sabo Tevet; and Somekh Chaikan, a member firm of KPMG
        International. Please tell us if all three independent accounting firms performed
        the audits of your financial statements, and if so, tell us why only Somekh
        Chaikan provided a report for the audit of your financial statements for all three
        years.

Consolidated Statements of Cash Flows, page F-7

8.   We refer to the footnote disclosures on page F-8 reconciling the cash flows from
        investing activities attributable to the Printar and SELA acquisitions. Please tell
        us how the asset and liability amounts included for the acquisitions agree with the
        asset and liability amounts included on pages 35 and 36.

Notes to the Financial Statements, page F-9

Note 1 – General, page F-9

9.   In paragraph A, we see you indicate Priortech Ltd. owns 63.6% of Camtek Ltd.
        Please reconcile this to your disclosures on page 31 and 58 which indicates
        Priortech owns 60.6%.

10.   In paragraph C, we see you completed the SELA transaction in November 2009;
        however, you included the results of operation of SELA in the consolidated
        financial statements of the company beginning October 1, 2009. Please tell us
        why this was appropriate and your basis in U.S. GAAP. If you entered into a
        management agreement which was in effect prior to the acquisition closing,
        please provide the material terms of the agreement.

Note 2 – Significant Accounting Policies, page F-10

11.   In paragraph G, we refer to your disclosure that estimates of inventory
        impairment could vary significantly – either favorably or unfavorably. We also
        acknowledge your response to comment 3 in our letter dated August 13, 2009.
        Please tell us how your inventory impairment provision could have a favorable
        variance. In that regard, it appears your description implies that the inventory
        impairment charge taken in prior periods could be reversed in future periods.
        Please revise your description in future filings to clearly indicate that the write-
        down creates a new cost basis and are a permanent reduction of inventory cost.

12.   In paragraph T, we see you have provided certain disclosures regarding fair value measurements. However, please tell us where you have provided the information required by FASB ASC 810-50-2(c) to (e) and 50-8.

Note 3 – Acquisition of Businesses, page F-18

13.   In light of your October 2010 communication from the Division of Corporation Finance - Chief Accountant's Office regarding the Printar Ltd. acquisition, please tell us when you will provide the financial statements and pro forma information required by Rule 3-05 of Regulation S-X.

14.   As a related matter, in regard to the SELA – Semiconductor Engineering Laboratories Ltd. acquisition, please show us how you determined financial statements and pro forma financial information are not required by Rules 3-05 and 11-01 of Regulation S-X. In that regard, please provide us your significance test for each individual acquisition as well as the cumulative acquisitions.

Note 5 – Inventories, page F-21

15.   With regard to long-term inventory, we acknowledge your response to prior comment 6 in our letter dated August 13, 2009 and your response to prior comment 2 in our letter dated September 17, 2009. Your responses indicated that future filings would provide expanded disclosure regarding your business plan and accounting rationale related to long-term inventory. Please tell us where you provided this disclosure in your Form 20-F. In your response, please also address each of the following items:
   • Describe the program you adopted to consume the long-term inventory referred to in your disclosure and describe any significant assumptions on which your plan is based.
   • Tell us the expected period of liquidation of the long-term inventory and the basis for your expectations.
   • Clarify how much of the long-term inventory was sold in fiscal 2009.

Note 12 – Convertible Loan, page F-25

16.   It appears that the convertible debt dated August 23, 2005 includes a provision where the conversion price may be reduced depending on the market price of your stock. In light of this feature, please tell us how you considered FASB Codification Topic 815-15 in evaluating the accounting for the embedded conversion feature. That is; explain to us how you applied the cited guidance in concluding that the embedded conversion feature is not a derivative that should be bifurcated and separately accounted for as liability at fair value.

Note 13 – Severance Pay, page F26

17.   Please reconcile your severance pay expense of $712,000 for 2009 to the $8.8 million of accrued severance you have recorded on your balance sheet as of December 31, 2009.

Note 15 – Commitments and Contingencies, page F-27

18.   For each of the litigation matters described, please tell us the range of loss. Please explain the reason that you are unable to estimate a range of loss on any of these matters. In addition, please clarify why you have not recoded any amounts related to the matters discussed in Note 15(D)(3) where the court has entered a judgment ordering you to pay the $6.8 million jury award and $1.2 million in interest. Please refer to FASB ASC 450.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Mira Rosenzweig
Camtek Ltd.
December 28, 2010
Page 8

        You may contact Leigh Ann Schultz at 202-551-3628 or me at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at 202-551-3289 or Joseph McCann at 202-551-6262 with any other questions.

                        Sincerely,

                        Brian Cascio
                        Accounting Branch Chief